ACTIVE HEALTH FOODS, INC.

6185 Magnolia Avenue, Suite 403

Riverside, CA 92506

October 17, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Ethan Horowitz, Accounting Branch Chief

          Andri Boerman

Washington, D.C. 20549

RE:

Active Health Foods, Inc.

Form 10-K

For the fiscal year ended December 31, 2011

Filed March 21, 2012

File Number 000-54388

Dear Mr. Horowitz, et al:

We have reviewed the comments from your letter dated October 16, 2012, and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note that the report issued by your independent accountant is dated March 2, 2011.  This does not appear to be an appropriately dated report.  Please obtain a revised report and amend your filing.  Refer to Rule 2-02(a) of Regulation S-X.

COMPANY RESPONSE:  The Company has obtained an appropriately dated report, and has included the revised report in its updated filing.

Exhibit 32.2 – Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2.

It appears that this certification makes reference to your Form 10-K for the period ended December 31, 2010.  Please amend to provide a certification that makes reference to your Form 10-K for the period ended December 31, 2011.

COMPANY RESPONSE:  The Company has revised its certification to correctly make reference to the Form 10-K for the period ended December 31, 2011.